UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

14888D 109

(CUSIP Number)

Jonathan Hepple

Rosetta Capital V LP

c/o The Accounts Bureau Ltd.

83 Victoria Street

London, SW1H 0HW

United Kingdom

+44 7775 654140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D 109	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosetta Capital V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 772,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 772,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (a)
14	TYPE OF REPORTING PERSON (see instructions) PN

(a)	The percentage is calculated using the 11,416,984 shares outstanding as disclosed in the Issuer’s (as defined herein) Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2015 (the “Issuer’s Form 8-K”).

CUSIP No. 14888D 109	13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosetta Capital V GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 772,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 772,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (a)
14	TYPE OF REPORTING PERSON (see instructions) PN

(a)	The percentage is calculated using the 11,416,984 shares outstanding as disclosed in the Issuer’s Form 8-K.

CUSIP No. 14888D 109	13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosetta Capital V GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 772,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 772,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (a)
14	TYPE OF REPORTING PERSON (see instructions) OO

(a)	The percentage is calculated using the 11,416,984 shares outstanding as disclosed in the Issuer’s Form 8-K.

CUSIP No. 14888D 109	13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosetta Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 772,784
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 772,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,784
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (a)
14	TYPE OF REPORTING PERSON (see instructions) OO

(a)	The percentage is calculated using the 11,416,984 shares outstanding as disclosed in the Issuer’s Form 8-K.

CUSIP No. 14888D 109	13D	Page 6 of 11

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 260 Littlefield Ave, South San Francisco, CA 94080.

Item 2.	Identity and Background.

This Schedule is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act:

(a) The name of the reporting persons are Rosetta Capital V LP (“Rosetta V”), Rosetta Capital V GP LP (the “GP”), Rosetta Capital V GP Limited (the “GPCo”) and Rosetta Capital Limited (“Rosetta Capital” and together with Rosetta V, the GP and the GPCo, the “Reporting Persons”). A copy of their agreement in writing to file this schedule on behalf of each of them is attached hereto as Exhibit 99.1.

The GPCo is an investment fund and is the record holder of the Common Stock on behalf of Rosetta V. Rosetta V, the GP and Rosetta Capital are management vehicles within the Rosetta Capital group. Rosetta Capital has management control over all of the shares directly held by Rosetta V, and Rosetta Capital has management control over Rosetta V.

(b) The business address for the Reporting Persons is c/o The Accounts Bureau Ltd., 83 Victoria Street, London, SW1H 0HW, United Kingdom.

(c) Not applicable.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Rosetta V is a limited partnership, formed and existing under the laws of England. The GP is a limited partnership, formed and existing under the laws of Scotland. The GPCo and Rosetta Capital are each private companies limited by share capital and organized under the laws of the United Kingdom.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Schedule, each of the Reporting Persons agrees that this Schedule is filed on behalf of such Reporting Person.

CUSIP No. 14888D 109	13D	Page 7 of 11

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the consummation of the business combination between Targacept, Inc. (“Targacept”) and Catalyst Bio, Inc. (formerly known as Catalyst Biosciences, Inc., “Old Catalyst”), and in accordance with the terms of the Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, by and among Targacept, Talos Merger Sub, Inc. (“Merger Sub”) and Old Catalyst, pursuant to which Merger Sub merged with and into Old Catalyst, with Old Catalyst surviving as a wholly owned subsidiary of the Issuer (the “Merger”), the Reporting Persons received an aggregate of 772,784 shares of Common Stock (which includes warrants to purchase 14,255 shares of Common Stock) in exchange for all of their equity securities of Old Catalyst.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons were acquired as a result of the Merger, when the Reporting Persons’ shares of Old Catalyst were converted into shares of Common Stock. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to further change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

CUSIP No. 14888D 109	13D	Page 8 of 11

Item 5.	Interest in Securities of the Issuer.

(a),  (b)

The GPCo is the record holder of (i) 758,529 shares of Common Stock; and (ii) 14,255 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report (the “Record Shares”) on behalf of Rosetta V. The Record Shares were received on August 20, 2015 as a result of the closing of the Merger. The GP, the GPCo and Rosetta Capital control Rosetta V through their respective direct and indirect interests in the Rosetta V partnership and pursuant to a management agreement, and may be deemed to share beneficial ownership of the Record Shares by virtue of their ability to collectively direct the decisions of Rosetta V. Rosetta Capital is the general partner of the GPCo and was appointed the manager of Rosetta V, and therefore it may be deemed to beneficially own the Record Shares.

The Record Shares represent approximately 6.8% of the total shares of outstanding Common Stock. The aggregate number and percentage of shares of Common Stock of the Issuer owned by the Reporting Persons are (i) based upon 11,416,984 shares of Common Stock outstanding, as disclosed in the Issuer’s Form 8-K, and (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by the Reporting Persons together.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule.

(c)	Not applicable, expect as otherwise disclosed herein.

(d)	Not applicable, except as otherwise disclosed herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock held of record by Rosetta V are subject to a lock-up agreement (the “Lock-up Agreement”) pursuant to which such holder has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s capital stock and warrants, including, as applicable, shares received in the merger and issuable upon exercise of the warrants referred to above, for a period of 120 days following the completion of the Merger on August 20, 2015.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete terms of the form of Lock-up Agreement, a copy of which is filed as Exhibit 99.3 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, dated as of August 28, 2015, by and among the Reporting Persons.

CUSIP No. 14888D 109	13D	Page 9 of 11

Exhibit 99.2 – Agreement and Plan of Merger, dated as of March 5, 2015, by and among Targacept, Old Catalyst and Merger Sub, as amended (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on May 14, 2015).

Exhibit 99.3 – Form of Lockup Agreement, dated as of March 5, 2015, entered into by and among Old Catalyst, Targacept and certain stockholders of Catalyst (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 6, 2015).

CUSIP No. 14888D 109	13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 hereto.

Dated: August 28, 2015

Rosetta Capital V LP

By:	/s/ Jonathan Hepple
Name:	Jonathan Hepple
Its:	Director

Rosetta Capital V GP LP

By:	/s/ Jonathan Hepple
Name:	Jonathan Hepple
Its:	Director

Rosetta Capital V GP Limited

By:	/s/ Jonathan Hepple
Name:	Jonathan Hepple
Its:	Director

Rosetta Capital Limited

By:	/s/ Jonathan Hepple
Name:	Jonathan Hepple
Its:	Director

CUSIP No. 14888D 109	13D	Page 11 of 11

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement, dated as of August 28, 2015, by and among the Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of March 5, 2015, by and among Targacept, Old Catalyst and Merger Sub, as amended (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on May 14, 2015).

99.3	Form of Lockup Agreement, dated as of March 5, 2015, entered into by and among Old Catalyst, Targacept and certain stockholders of Catalyst (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on March 6, 2015).